Kinetics Mutual Funds, Inc.
470 Park Avenue South
New York, NY 10016

August 7, 2017

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Kinetics Mutual Funds, Inc. (the “Registrant”) 1933 Act File No.: 333-78275
1940 Act File No.: 811-09303

Dear Ms. Brutlag:

This correspondence is being filed in response to your comments provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC (“USBFS”) on July 21, 2017 regarding the Registrant’s 485APOS registration statement filing.  The registration statement was filed on Form N‑1A on June 9, 2017 for the primary purpose of adding a new series to the Registrant:  Kinetics Spin-Off and Corporate Restructuring Fund (“Kinetics Fund”).

For your convenience in reviewing the Registrant’s responses, your comments and suggestions are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Prospectus

1.
Please clarify/define “under certain market conditions” in the last sentence of the 2nd paragraph of the Principal Investment Strategy section: In addition, under certain market conditions, the Kinetics Fund may invest in a company at the time of its initial public offering (“IPO”).

The Registrant responds that it has made the following change:

~~In addition, under certain market conditions, the Fund may invest in a company at the time of its initial public offering ("IPO").~~

2.
Please clarify/define “future” in the following sentence: The Fund may invest up to 20% of its assets in companies that, for a variety of reasons, the Fund's sub-advisor believes may have the potential to be subject to a future spin-off or corporate restructuring, including instances in which a similar company may have recently announced a spin-off; the company may be under investor pressure to consider strategic alternatives.

The Fund may invest up to 20% of its assets in companies that, for a variety of reasons, the Fund's sub-advisor believes may have the potential to be subject to a future spin-off or corporate restructuring within a reasonable period of time, including instances in which a similar company may have recently announced a spin-off; the company may be under investor pressure to consider strategic alternatives;

3.
With respect to the Fees and Expenses table, please clarify footnote 4 with respect to the recapture/recoupment provision to show that reimbursement amounts may be requested within three years of incurring the applicable expenses, if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap at the time of waiver or reduction of fees, whichever is lower. In addition, please confirm that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.

The Registrant responds by making the requested change.

4.	Please revise the “Principal Investment Strategy” section on page 4 of the Prospectus to state that the Kinetics Fund is non-diversified.

The Registrant responds by making the requested change.

5.	Please complete all open items in the Prospectus and Statement of Additional Information.

The Registrant responds by making the requested change.

6.	In the “Distribution of Shares” section under the subheading titled, “Rule 12b-1 Plan,” please state that the Fund is currently charging 0.25%.

The Registrant responds by making the requested change.

7.	In the “Financial Highlights” introductory paragraph, please add a reference to the Predecessor Fund’s auditor.

The Registrant responds by making the requested change.

8.	Please update the “Financial Highlights” tables to include information for the fiscal year ended April 30, 2017.

The Registrant responds by making the requested change.

9.
With respect to Appendix A of the Prospectus, please confirm to the Staff that all intermediaries offering sales charge waivers or variations are included in the disclosure and that the term “waiver” means a full and not a partial waiver. Please review the disclosure to state if there is a partial waiver.

The Registrant confirms that all known intermediaries offering sales charge waivers or variations are included in the disclosure and that the term “waiver” means a full and not a partial waiver.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Eric W. Pinciss, Esq. at (626) 914-7220.

Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary